UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

CALEDONIA MINING CORPORATION PLC

(Exact name of registrant as specified in its charter)

Jersey, Channel Islands	001-38164	Not applicable
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

B006 Millais House Castle Quay St Helier Jersey	JE2 3EF
(Address of principal executive offices)	(Zip Code)

Mark Learmonth

44 1534 679800

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.

☒ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 - Conflict Minerals Disclosure and Report

Not applicable

Item 1.02 - Exhibit

Not applicable

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Caledonia Mining Corporation Plc (the “Company”) has a 100% owned subsidiary, Greenstone Management Services Holdings Limited (“Greenstone”), which is subject to the United Kingdom’s Reports on Payments to Governments Regulations 2014 (as amended) and must provide an applicable report (the “Report on Payments to Governments”). Greenstone’s Report on Payments to Governments covers all applicable projects of the Company. The Company is relying on the alternative reporting provision of Item 2.01 and providing its subsidiary’s Report on Payments to Governments for the year ended December 31, 2023 to satisfy the requirements of Item 2.01. The Report on Payments to Governments is available on the Company’s website at https://www.caledoniamining.com/ and on the UK’s Companies House website at https://extractives.company-information.service.gov.uk/. The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

SECTION 3 – EXHIBITS

Item 3.01. Exhibits

The following exhibit is filed as part of this report.

Exhibit Number	Description

2.01	Report on Payments to Governments for the year ended December 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

CALEDONIA MINING CORPORATION PLC

By:	/s/ Mark Learmonth	September 26, 2024
	Mark Learmonth	(Date)
Chief Executive Officer